[Citigroup Letterhead]
Tina Locatelli
Senior Counsel, Capital Markets

                  Tel (212) 793-2747
                         Fax (212) 793-1668
                         locatellit@citigroup.com

May 16, 2006

United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Attn: John Stickel (via facsimile and EDGAR)

Re:  Citicorp Residential Mortgage Securities, Inc.
   Registration Statement on Form S-3, File No. 333-132319

Dear Mr. Stickel:

Pursuant to Rule 461 under the Securities Act of 1933, on behalf of Citicorp Residential Mortgage Securities, Inc.,
I hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-3 to 12 p.m.
on May 19, 2006 or as soon thereafter as may be practicable.

Please call me at (212) 793-2747 should you have any questions regarding the above.

Sincerely,

/s/ Tina Locatelli

Tina Locatelli

cc:   Michael S. Zuckert, General Counsel, Finance and Capital Markets, Citigroup Inc.
    Edward J. Gabriel, General Counsel, Citicorp Trust Bank fsb
    Katherine I. Crost, Orrick, Herrington & Sutcliffe LLP